Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019

July 2, 2024

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Stacie Gorman
Ruairi Regan
Division of Corporation Finance
Office of Real Estate & Construction

M3-Brigade Acquisition V Corp.
Registration Statement on Form S-1
Filed on June 21, 2024
CIK No. 0002016072

Ladies and Gentlemen:

On behalf of our client, M3-Brigade Acquisition V Corp., a Cayman Islands exempted company (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we file in electronic form the accompanying Amendment No. 2 to the Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the Registration Statement on Form S-1 which was filed with the Securities and Exchange Commission (the “Commission”) on June 21, 2024.

The Registration Statement reflects the responses of the Company to the comments received from the Staff of the Commission (the “Staff”) in a letter, dated July 1, 2024. For your convenience, references in the responses to the page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its response to the Staff:

Cover Page

1.	Please identify the sponsor M3-Brigade Sponsor V LLC on the cover page.

Response to Comment 1

The Company acknowledges the Staff’s comment and has revised the cover page accordingly.

Summary, page 1

2.	We note your revised disclosure that the non-managing sponsor investors have expressed to you an interest in purchasing up to an aggregate of approximately $285,750,000 of the units in this offering at the offering price. Please revise your disclosure to address any risks that such investment may have on your ability to list your securities on the Nasdaq Global Market, including your ability to meet the 400 public holder requirement, or advise. Also, please clarify the number of non-managing sponsor investors who have expressed an interest in purchasing securities, and to the extent material identify such investors.

Response to Comment 2

The Company acknowledges the Staff’s comment and has revised the Summary and Risk Factors accordingly. Please see the cover page and pages 1 and 63. Further, the Company respectfully advises the Staff that none of the identities of the non-managing sponsor investors is material to the Company or its public shareholders.

* * * * *

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo
Raphael M. Russo, Esq.

cc:	Paul, Weiss, Rifkind, Wharton & Garrison LLP
David A. Huntington

M3-Brigade Acquisition V Corp.
Mohsin Meghji
Charles Garner
Matthew Perkal

Ellenoff Grossman & Schole LLP
Douglas Ellenoff
Stuart Neuhauser

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